3628

MYTRAVEL

[redacted]

05009073

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

15 June 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 17 2005
WASH. D.C.
190

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 15th of June 2005, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares

Very truly yours,

Karen Houlihan

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

PROCESSED
JUN 20 2005
THOMSON FINANCIAL

dlw 6/20

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

14 June 2005

12. Total holding following this notification

714,448,972 A ordinary shares of 1p each

13. Total percentage holding of issued class following this notification

6.00% of the A ordinary shares of 1p each

14. Any additional information

Morgan Stanley Securities Limited ("MSSL") have transferred from time to time 710,730,583 shares to a third party on terms which give MSSL the right to require the return of an equivalent number of shares. Accordingly, MSSL's interest in 710,730,583 shares is pursuant to section 208(5) of the Act. MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

15. Name of contact and telephone number for queries

Mike Vaux – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux – Assistant Company Secretary

Date of notification

15 June 2005

Morgan Stanley UK Limited
25 Cabot Square
Canary Wharf
London E14 4QA
tel +44 (0)20 7425 8000
fax +44 (0)20 7425 8990

Morgan Stanley

Company Secretary
MyTravel Group Plc
Parkway One, Parkway Business Centre
300 Princess Road
Manchester
M14 7QU
United Kingdom

14 June 2005

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Sirs

MYTRAVEL GROUP PLC A-SHARES (THE "COMPANY")

This notification relates to the Type A shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 10 June 2005, Morgan Stanley Securities Limited ("MSSL") acquired an interest in the shares that resulted in our holding a total of 714,448,972 shares, being approximately 6.00% of the issued share capital of the Company.

We have transferred from time to time 710,730,583 shares to a third party on terms which give us the right to require the return of an equivalent number of shares. Accordingly, our interest in 710,730,583 shares is pursuant to Section 208(5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

Yours faithfully

David Edwards
Law Division

Registered in England and Wales, No. 4071123.
Registered Office: 25 Cabot Square, Canary Wharf, London E14 4QA